Exhibit 99.6

EASTERN INSURANCE HOLDINGS, INC.

2008 AGENCY STOCK PURCHASE PLAN

RIGHT OF FIRST REFUSAL NOTICE

AND SHARE REPURCHASE FORM

Eastern Insurance Holdings, Inc. (“EIHI”), has received an Eastern Insurance Holdings, Inc. 2008 Agency Stock Purchase Plan (“ASPP”) Withdrawal Notice from                 (the “Agency”). This Right of First Refusal Notice and Share Repurchase Form (the “Form”) hereby notifies the Agency of EIHI’s election regarding its right of first refusal to repurchase the Agency’s shares of EIHI purchased under the terms of the ASPP. This Form further describes the Agency’s participant rights and the withdrawal procedures.

Withdrawal Rights and Procedures

Article 7 of the ASPP provides that EIHI has a right of first refusal to repurchase a participant’s shares of EIHI common stock upon withdrawal from the ASPP. EIHI may elect to repurchase all or a portion of the EIHI common stock a participant requests to withdraw from the ASPP and the participant is bound by EIHI’s election. Any shares that EIHI chooses not to repurchase will be certificated and distributed.

EIHI must make a distribution of cash and any certificated shares within fourteen (14) days following the last day of the calendar quarter in which the Agency has withdrawn. Any shares that EIHI repurchases are valued at the greater of either EIHI’s stock’s closing price on the date: (i) the Agency’s Withdrawal Notice was postmarked; or (ii) this Right of First Refusal Notice and Share Repurchase Form is postmarked.

If the Agency engaged in a “Complete Withdrawal” it is no longer a participant in the ASPP and its “Eligible Agency” status is revoked. The Agency may not re-enroll in the ASPP until EIHI again grants Eligible Agency status to the Agency. If the Agency engaged in a “Partial Withdrawal” it is still a participant in the ASPP and the remainder of the Agency’s participant account will be maintained by EIHI in accordance with the terms of the ASPP.

Participant Account Assets

Your participant account consists of the following assets:

☐ Cash in the amount of

☐                      shares of EIHI common stock

EIHI’s Repurchase Election

EIHI has elected to repurchase:

☐                      shares of the EIHI common stock being withdrawn (must be whole shares)

☐ $                     worth of the EIHI shares being withdrawn by the Agency

Please note: EIHI may repurchase only whole shares of stock being withdrawn. If EIHI’s election is expressed in a dollar amount, the actual amount distributed may be adjusted to reflect the actual cost of repurchasing a whole number of shares. Any amount entered above will first be used to purchase as many whole shares as possible, and any excess amount will be adjusted in EIHI’s discretion either upward to repurchase one (1) more whole share or downward to zero (0). If the amount indicated on this Form is greater than the cost of all the shares being distributed, the amount distributed to the Agency will be adjusted to reflect the actual cost of the shares.

If you have any questions, please review the ASPP and the Summary of Rules and Procedures that were included with your Eligibility Notice. If after reviewing those documents you still have any questions, please contact the following EIHI representative:

EIHI Representative:	Mark Juba
Fax Number:	(717) 481-2702
E-mail:	mjuba@eains.com
Address:	Eastern Insurance Holdings, Inc.
Attn: Mark Juba
25 Race Avenue
Lancaster, PA 17603-3179